Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Notes	$2,460,000	$75.52

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,388,662.69 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $75.52 is offset against the registration fee due for this offering and of which $1,388,587.17 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006, and

product supplement no. 230-I dated February 21, 2007

underlying supplement no. 760 dated April 13, 2007

Registration Statement no. 333-134553 Dated April 25, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$2,460,000

Buffered Principal at Risk Notes Linked to a Basket of Six Indices

Summary Description

The notes are designed for investors who seek exposure to any appreciation of a diversified Basket of six indices at maturity. Partial principal protection investments can help reduce portfolio risk while maintaining an enhanced exposure to equities. The Basket, which consists of the Nikkei 225SM Index, the FTSE/Xinhua China 25 IndexTM, the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the KOSPI 200 IndexSM and the S&P® CNX Nifty Index, also allows investors the opportunity for diversification. Investors should be willing to forego interest and dividend payments during the term of the notes and be willing to lose up to 85% of their principal if the Basket declines. The Notes do not have direct foreign currency exposure with respect to any of the Basket Indices.

Issuer:	Lehman Brothers Holdings Inc.

Issue Size:	$2,460,000

Pricing Date:	April 25, 2007

Settlement Date:	April 30, 2007

Final Valuation Date:	April 27, 2010†

Maturity Date:	April 30, 2010†

Term:	3 years

Basket:	The notes are linked to a Basket consisting of the Nikkei 225SM Index (NKY), the FTSE/Xinhua China 25 IndexTM (XIN0I), the MSCI Singapore Free IndexSM (SGY), the MSCI TaiwanSM Index (TWY), the KOSPI 200 IndexSM (KOSPI2) and the S&P® CNX Nifty Index (NIFTY) (each a “Basket Index”).

Index Weightings:	The Index Weightings of the six Basket Indices (each an “Index Weighting” and, collectively, the “Index Weightings”) are as follows:

	Nikkei 225SM Index	16.67%
	FTSE/Xinhua China 25 IndexTM	16.67%
	MSCI Singapore Free IndexSM	16.67%
	MSCI TaiwanSM Index	16.67%
	KOSPI 200 IndexSM	16.66%
	S&P® CNX Nifty Index	16.66%

Protection Percentage:	15%

Participation Rate:	100%

No Interest Payments:	There will be no interest payment during the term of the notes.

Payment at Maturity (per $1,000):

•    If the Basket Ending Level is equal to or above the Basket Starting Level, you will receive a cash payment that provides you with a return per $1,000 note principal amount equal to the Basket Return multiplied by a participation rate of 100%. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 note principal amount will be calculated as follows:

	$1,000 + ($1,000 x Basket Return x Participation Rate)
	• If the Basket Ending Level is below the Basket Starting Level by up to 15%, you will receive the principal amount of your notes at maturity.

•    If the Basket Ending Level is below the Basket Starting Level by more than the Protection Percentage of 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15%. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + Protection Percentage)]

If the Basket Ending Level declines from the Basket Starting Level by more than 15%, you could lose up to $850.00 per $1,000 note principal amount.

Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	Set equal to 100 on the Pricing Date

Basket Ending Level:

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the Nikkei 225SM Index Return x 16.67%) + (the FTSE/Xinhua China 25 IndexTM Return x 16.67%) + (the MSCI Singapore Free IndexSM Return x 16.67%) + (the MSCI TaiwanSM Index

Return x 16.67%) + (the KOSPI 200 IndexSM Return x 16.66%) + (the S&P® CNX Nifty Index
Return x 16.66%)]

The “Nikkei 225SM Index Return”, “the FTSE/Xinhua China 25 IndexTM Return”, “the MSCI
Singapore Free IndexSM Return”, “the MSCI TaiwanSM Index Return”, “the KOSPI 200
IndexSM Return” and “the S&P® CNX Nifty Index Return” are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the Pricing Date to the respective index closing level on the Final Valuation Date.

Denominations:	$1,000 per Note

Minimum Investment:	$100,000 and integral multiples of $1,000 in excess thereof

CUSIP:	524908WE6

ISIN:	US524908WE67
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 230-I.

Investing in the Buffered Principal at Risk Notes linked to a Basket of Six Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 230-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 760 and “Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 230-I, underlying supplement no. 760 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$1,000	$25	$975
Total	$2,460,000	$61,500	$2,398,500

(1)

The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive proceeds equal to $25.00 per $1,000 principal amount, or 2.50%, and will use these proceeds to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

April 25, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 230-I and underlying supplement no. 760. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 230-I, underlying supplement no. 760, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 230-I and “Risk Factors” in the accompanying underlying supplement no. 760, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 230-I dated February 21, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907012630/a07-3345_21424b2.htm

•	Underlying supplement no. 760 dated April 13, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907028624/a07-9818_17424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: At maturity, you will receive 100% of the principal amount of your notes if the Basket Ending Level is below the Basket Starting Level by up to 15%. If the Basket Ending Level is below the Basket Starting Level by more than 15%, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. For example, a Basket Return of -30% will result in a 15% loss of principal.

•

Diversification Among the Basket Indices: The return of the notes is linked to a Basket consisting of the Nikkei 225SM Index, the FTSE/Xinhua China 25 IndexTM, the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the KOSPI 200 IndexSM and the S&P® CNX Nifty Index. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The FTSE/Xinhua China 25 IndexTM is based on the 25 largest and most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The MSCI Singapore Free IndexSM is a free float adjusted market capitalization index of securities listed on The Stock Exchange of Singapore. The MSCI

TaiwanSM Index is a free float adjusted market capitalization index of selected securities listed on the Taiwan Stock Exchange. The KOSPI 200 IndexSM is capitalization-weighted index of 200 Korean stocks which make up a large majority of the total market value of the Korea Exchange-Stock Market. The S&P® CNX Nifty Index is a diversified, 50-stock, market capitalization weighted index comprising large and highly liquid securities traded on the National Stock Exchange of India. For additional information about each Basket Component, see the information set forth under “The Nikkei 225SM Index”, “The FTSE/Xinhua China 25 IndexTM”, “The MSCI Singapore Free IndexSM”, “The MSCI TaiwanSM Index”, “The KOSPI 200 IndexSM” and “The S&P® CNX Nifty Index” in the accompanying underlying supplement no. 760.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 230-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 230-I and in the “Risk Factors” section of the accompanying underlying supplement no. 760. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The notes do not guarantee any return of principal in excess of $150.00 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Basket Ending Level beyond the 15% protection percentage as compared to the Basket Starting Level. YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL IF THE BASKET DECLINES.

•

Changes in the Level of the Basket Indices May Offset Each Other: The notes are linked to an equally-weighted Basket composed of Basket Indices. At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index or Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect Any of the Indices: The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Nikkei 225SM Index, the FTSE/Xinhua China 25 IndexTM, the MSCI Singapore Free IndexSM, the MSCI TaiwanSM Index, the KOSPI 200 IndexSM and the S&P® CNX Nifty Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Basket.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 230-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of performance of the Basket for a Basket Return of –50% to 50% and reflects a Basket Starting Level of 100 and a Participation Rate of 100%. The hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Ending Level	Basket Return	Payment at Maturity	Return
50	-50%	$650.00	-35.00%
60	-40%	$750.00	-25.00%
70	-30%	$850.00	-15.00%
80	-20%	$950.00	-5.00%
90	-10%	$1,000.00	0%
100	0%	$1,000.00	0%
110	10%	$1,100.00	10.00%
120	20%	$1,200.00	20.00%
130	30%	$1,300.00	30.00%
140	40%	$1,400.00	40.00%
150	50%	$1,500.00	50.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level of 110 is above the Basket Starting Level of 100, the payment at maturity is equal to $1,100.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (0.10 x 1.00)] = $1,100.00

Example 2: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level of 90 is below the Basket Starting Level of 100 by not more than the Protection Percentage of 15%, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 80. Because the Basket Ending Level of 80 is below the Basket Starting Level of 100 by more than the Protection Percentage of 15%, the Index Return is negative and the investor will receive a payment at maturity of $950.00 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-.20 + .15)] = $950.00

Historical Information

The following graph sets forth the historical performance of each Basket Index from January 4, 2002 through April 20, 2007. The closing level of Nikkei 225SM Index on April 25, 2007 was 17236.16. The closing level of the FTSE/Xinhua China 25 IndexTM on April 25, 2007 was 16302.42. The closing level of the MSCI Singapore Free IndexSM on April 25, 2007 was 414.21. The closing level of the MSCI TaiwanSM Index on April 25, 2007 was 317.11. The closing level of the KOSPI 200 IndexSM on April 25, 2007 was 198.43. The closing level of the S&P® CNX Nifty Index on April 25, 2007 was 4167.30.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in any amount in excess of the principal amount.

Weekly Historical Performance of the Nikkei 225 Index

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Weekly Historical Performance of the FTSE/Xinhua China 25 Index

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Weekly Historical Performance of the MSCI Singapore Free Index

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Weekly Historical Performance of the MSCI Taiwan Index

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Weekly Historical Performance of the KOSPI 200 Index

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Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $369,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $2,829,000, $70,725 and $2,758,275, respectively.

We or our affiliate have entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate have or has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

Restrictions in Connection with Investing in Notes Linked to a Basket including the S&P CNX Nifty Index

By purchasing any notes from Lehman Brothers Inc. and/or any holding company, subsidiary or affiliate of Lehman Brothers Inc. that are linked to the performance of the S&P CNX Nifty Index, you will be deemed to have acknowledged, represented, warranted and undertaken to Lehman Brothers that in relation to any notes which you may purchase from Lehman Brothers:

(1)	you are not (i) a “Person Resident in India” as the term is used in the Foreign Exchange Management Act, 1999 (the “Act”), or (ii) a “Non-Resident Indian”, a “Person of Indian Origin” or an “Overseas Corporate Body” as those terms are used in the Foreign Exchange Management (Deposit) Regulations 2000 as notified by the Reserve Bank of India (the “Regulations”);

(2)	you will not sell any notes to any person you believe, or have reasonable grounds to believe, may be a “Person Resident in India”, a “Non-Resident Indian”, a “Person of Indian Origin” or an “Overseas Corporate Body” as those terms are used in the Act and the Regulations;

(3)	you are an entity regulated by the relevant regulatory authority in the country of its establishment or incorporation in terms of Regulation 15A of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”);

(4)	you will not transfer any notes to any entity or person other than an entity regulated by the relevant regulatory authority in the country of its establishment or incorporation, in terms of the FII Regulations; in particular, in any sales of notes to individual clients, you will ensure that the individual’s investment advisory function is managed by an entity which is either a registered investment adviser under its local laws or is exempt from such registration (see clause (e) of Circular No. IMD/CUST/13/2004 of the Securities and Exchange Board of India (“SEBI”));

(5)

as a condition of any transfer of any notes or any interest thereto, you will (a) provide to the transferee(s) a letter in form and substance identical to the letter you received in connection with your investment in notes linked to a Basket including the S&P CNX Nifty Index (or offering documentation containing the same substance); and (b) ensure that any further downstream transfer of the notes or any interest thereto by any transferee is subject to the terms of the aforementioned letter; and

(6)	upon our request, you will promptly provide to us such information as is requested or required by SEBI or other governmental bodies in India in order that we could revert to them on a timely basis, with respect to which, such information may include, without limitation, information relating to your underlying clients, any transferees or house accounts.